82-4299

Registration No. Bor Mor Jor 340

# ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED



Nov 15, 2002

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549





Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

**Ladies and Gentlemen :**

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

Very truly yours,

Mr. Chatichai Chutima
Vice President ( Finance Division )

Enclosures

E-Mail : cccs@italian-thai.co.th

dlw 11/26

**Italian-Thai Development Public Company Limited**

## Annex A

1. Financial Statement as of September 30, 2002, and

2. The Report of material events field with the Stock Exchange of Thailand ( " SET " ) from September - November 2002.

**Date : 16/09/2002 08:41**
**ITD : Signed contracts**

## Translation

ITD Planner Co., Ltd. on behalf of Italian-Thai Development Public Company Limited is pleased to inform SET that during June- August 2002 the Company signed 2 contracts are as follows :

| Name of Project | Client | Price ( Baht ) ( including VAT ) | Signing Date | Period of work |
|---|---|---|---|---|
| 1.The construction of Protection of Shore Erosion Project | Harbour Department | 391.59 M | August 29,2002 | 730 days |
| 2.The construction of Maintenance Dredging at Samutsakorn Channel Project | Harbour Department | 28.55 M | June 20, 2002 | 12 months |

**The details of each works are as follows :-**

**1. The construction of Protection of Shore Erosion Project**

**Description of works :**

1. Sand Sousage 16,200 metre
2. Tubular Sand Mattress 204,240 square metre
3. Angular Stone 11,820 cubic metre

**2. The construction of Maintenance Dredging at Samutsakorn Channel Project**

**Description of works :**

- Maintenance dredging of Samutsakorn Channel, Samutsakorn Province. In order to allow all types of boats to go through the channel the whole year round, the channel will be dredged to maintain 60 meter width, 5 meter dept below the lowest low water level with the slope of 1 to 6 and total distance of 21.550 km starting from station +9.200 to station – 12.350

**Date : 24/10/2002 08:55**
**ITD : SIGNED THE CONCESSION AGREEMENT**

## Translation

ITD Planner Company Limited, on behalf of Italian-Thai Development Public Company Limited ( ITD ) is pleased to inform SET that on Oct 3, 2002 the Nam Theun 2 Power Co., Ltd. ( NTPC ), of which ITD is one of the shareholders, signed the Concession Agreement ( CA ) with the Government of Lao PDR (GOL). The CA confirms the mandate granted by the GOL to NTPC to develop the Nam Theun 2 Hydroelectric Project under a Built Own Operate Transfer ( B-O-O-T ) basis.After the signing, the GOL submitted the CA to the National Assembly in the Second Ordinary Session of the Fifth Legislature which ended on 15 October 2002 and the National Assembly has voted unamimously to ratify the CA thus confirming effectiveness of the CA.

NTPC has been established to develop the mentioned Project. Its shares are held by EDF International, Electricite du Laos, Electricity Generating Public Company Limited, and ITD in the proportion of 35%, 25%, 25%, and 15%, respectively.

Nam Theun 2 Hydroelectric Project will have a total installed capacity of approximately 1,070 MW of which 995 MW and 75 MW will be sold to Electricity Generating Authority of Thailand ( EGAT ) and Electricite du Laos, respectively.

Presently,NTPC is in the process of finalizing the wording of the draft Power Purchase Agreement ( PPA ) with EGAT. The PPA is expected to be signed in the near future.

**Date : 30/10/2002 13:23**
**ITD : SIGNED A CONTRACT**

## Translation

Italian-Thai Development Public Co.,Ltd. by ITD Planner Co., Ltd. in its capacity as Plan Administrator is pleased to inform SET that on Oct 28, 2002 the Company signed a contract with Metropolitan Waterworks Authority to proceed of Supply and Installation of Trunk Mains and Related Works for 6 roads contract no. PIT-705 The details of the contract are as follows :-

| | | |
|---|---|---|
| **Description of works** | : | Installation of trunk mains of dia 800-1200 mm., at approximately 10.8 km. long in Techatungkah Road, Soi Wat Nawong Road, Cherdwuttakad Road, Tiwanon Road, Soi Phramaekarun Road and Prachaniwet 1 Road, Bangkok |
| **Contract value** | : | 181.79 M (including VAT ) |
| **The period of work** | : | 510 days |

**Date : 01/11/2002 09:04**
**ITD : PROGRESS ON SWAPPING SHARE**

## Translation

With reference to our letter No. ITDP 255/2545 dated June14, 2002:-

Italian-Thai Development Public Co., Ltd. (ITD), represented by ITD Planner Co., Ltd. in its capacity as the Plan Administrator is pleased to inform SET that the process of swapping shares of ITD with Siam Pacific Co., Ltd. and with Charoong Thai Wire and Cable Public Co., Ltd. (CTW) has been completed. Therefore, ITD no longer holds any shares in Siam Pacific Co., Ltd. and holds 55,021,871 CTW shares having a par value Baht 5 each.

**Date : 08/11/2002 13:13**
**ITD : SIGNED A CONTRACT**

## Translation

Italian-Thai Development Public Co., Ltd. by ITD Planner Co.,Ltd.in its capacity as Plan Administrator is pleased to inform SET that on Oct 31st, 2002 the Company signed a contract with Hulhumale Development Unit , Government of The Republic of Maldives to proceed of Hulhumale Stage 1 Road Works.The details of the contract are as follows :-

| | | |
|---|---|---|
| **Description of works** | : | - Road construction 12 km.<br>- Road lighting system<br>- Road drainage system |
| **Contract value** | : | Bt 354.79 M |
| **The period of work** | : | 16 months |

**Date : 14/11/2002 17:42**
**ITD : REVIEWED QUARTER-3 AND CONSOLIDATED F/S (F45-3)**

**ITD reports reviewed quarterly financial statements as follows.**

**ITALIAN-THAI DEVELOPMENT PCL.,**

| | Ending September 30 , | | Reviewed (In thousands) | |
|---|---|---|---|---|
| | *Quarter 3* | | *For 9 Months* | |
| **Year** | 2002 | 2001 | 2002 | 2001 |
| Net profit (loss) | (4,551) | 315,908 | 6,066,828 | (2,364,574) |
| EPS (baht) | (0.01) | 1.26 | 20.15 | (9.46) |

**Comment** : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

**Date15/11/2002 13:20**
**ITD : OPERATING RESULT**

**Translation**

With reference to the Company's Financial Statements for the period ending 30th September 2002 submitted to the SET by our letter No.ITDP 522/2002 dated 14th November 2002.

The Company wishes to advise the SET that the operating results of the Company for the third quarter of 2002 show a net loss of 4.55 million Baht. This constitutes a change of more than 20 percent from the results for the same period in 2001. The main reasons for this result are that during the same period last year the Company recognized gains on the disposal of investments, whereas in this quarter the Company has made a provision for doubtful expenses due to the increase in the currency exchange rates (this, however, will only be a translation loss), and revenues from construction have decreased with the completion of some projects while new projects have yet to contribute in terms of revenue.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
REPORT AND INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED
30 SEPTEMBER 2002

ERNST & YOUNG OFFICE LIMITED
บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
(Near Queen Sirikit's National Convention Centre)
Bangkok 10110
G.P.O.Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
E-mail: eybkk@mozart.inet.co.th

**Report of Independent Auditor**

To The Board of Directors and Shareholders of

Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet of Italian-Thai Development Public Company Limited and subsidiaries as at 30 September 2002, the consolidated statements of earnings for the three-month and nine-month periods ended 30 September 2002 and 2001, the consolidated statements of changes in shareholders' equity, and cash flows for the nine-month periods ended 30 September 2002 and 2001, and the separate financial statements of Italian-Thai Development Public Company Limited for the same periods. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my reviews.

Except for the matter discussed in the next paragraph, I conducted my reviews in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

The financial statements of one joint venture in Taiwan, in which the Company holds a 25% interest, are included in the consolidated financial statements only in proportion to the Company's shareholding, whereby they include assets as at 30 September 2002 amounting to Baht 562 million (31 December 2001 : Baht 647 million), and revenues for the three-month and nine-month periods then ended amounting to Baht 409 million and Baht 1,271 million, respectively. The separate financial statements of Italian-Thai Development Public Company Limited as at 30 September 2002 also included investment in the aforesaid joint venture accounted for under the equity method amounting to Baht 304 million (31 December 2001 : Baht 163 million) and proportionate shares of the profit of the joint venture for the three-month and nine-month periods then ended of Baht 42 million and Baht 141 million, respectively. The financial statements of this joint venture were prepared by the management of the joint venture and have not been reviewed by its auditor.

Based on my reviews, except for the effects on the financial statements for the three-month and nine-month periods ended 30 September 2002 of the review scope limitation described in the preceding paragraph, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without further qualification in addition to the above, I draw attention to the following matters :-

(a) As at 30 September 2002 part of the Company's buildings, with an aggregate net book value of approximately Baht 845 million (31 December 2001 : Baht 887 million) are office building units of which ownership has not been transferred to the Company since their purchase in 1998. In December 1999 the seller entered into a compromise agreement whereby the seller agreed to transfer the ownership of the office building to the Company by 2001. However, as at 30 September 2002 the ownership had not yet been transferred to the Company.

(b) As at 30 September 2002 the Company had a retention of approximately Baht 477 million (31 December 2001 : Baht 485 million) which a company is to pay to the Company under the terms of a construction contract. This company is currently undergoing debt restructuring. The recoverability of the debt depends upon the result of this debt restructuring, and the results of the operation of an electric train business.

(c) As described in Note 1.1.7, the Company has transferred debt obligations amounting to Baht 3,604 million to a special purpose vehicle. Furthermore the Company transferred non-core assets to the special purpose vehicle for it to sell, with the cash received to be used to repay the above debts. The Company is committed to provide loans to the special purpose vehicle for the repayment of the debt balance remaining after disposal of all of the above assets. However, the Company has unrecognised gains of Baht 229 million from the transfer of non-core assets of which recognition has been suspended as cover against the above commitments.

Based on my reviews of the financial statements of Italian-Thai Development Public Company Limited and subsidiaries and of Italian-Thai Development Public Company Limited, for the three-month and nine-month periods ended 30 September 2001, under my report dated 12 November 2001 I reported that I was unable to reach a conclusion as a result of my review, because of the uncertainties in relation to the continuity of the business of the Company and the uncertainties as to the realisable value of the assets and certain debts. However, as at 30 September 2002, most of those uncertainties no longer exist.

I have previously audited the consolidated financial statements of Italian-Thai Development Public Company Limited and subsidiaries and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2001, in accordance with generally accepted auditing standards, and issued a disclaimer of opinion on those statements under my report dated 28 February 2002 because of certain audit scope limitations imposed by circumstance, the uncertainties in relation to the continuity of the business of the Company, and the uncertainties as to the value of certain assets and debts. However most of these uncertainties no longer exist as at 30 September 2002. The balance sheet as at 31 December 2001, as presented herein for comparative purposes, formed an integral part of the financial statements which I audited and reported on. I have not performed any other audit procedures subsequent to the date of that report.

Ruth Chaowanagawi

Certified Public Accountant (Thailand) No. 3247

Ernst & Young Office Limited

Bangkok : 11 November 2002

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

(Unit : Thousand Baht)

| | Note | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|---|
| | | 30 September 2002 (Unaudited but reviewed) | 31 December 2001 (Audited) | 30 September 2002 (Unaudited but reviewed) | 31 December 2001 (Audited) |
| ASSETS | | | | | |
| CURRENT ASSETS | | | | | |
| Cash and deposits at banks | 2 | 2,899,090 | 3,526,888 | 1,128,927 | 2,774,952 |
| Pledged deposits at banks | 3 | 772,756 | 1,076,254 | 743,641 | 1,006,393 |
| Marketable securities | | 4,309 | 231,003 | - | - |
| Trade accounts receivable - net | 4 | 3,269,856 | 2,976,048 | 1,950,277 | 1,757,744 |
| Trade accounts receivable - related companies, net | 5 | 679,998 | 449,513 | 1,555,693 | 1,529,588 |
| Short-term loans and advances to related companies - net | 6 | 52,499 | 42,902 | 206,729 | 206,966 |
| Unbilled receivable | | 2,381,209 | 1,365,954 | 1,751,717 | 1,128,775 |
| Current portion of accounts receivable - retention | | 1,430,824 | 608,854 | 1,242,297 | 479,480 |
| Inventories and work in progress - net | | 907,337 | 653,508 | 298,997 | 369,072 |
| Other current assets | | | | | |
| Withholding tax | | 558,179 | 297,232 | 452,061 | 261,137 |
| Value added tax refundable | | 299,212 | 161,161 | 132,880 | 114,377 |
| Advances for subcontractor | | 71,817 | 123,103 | - | - |
| Accounts receivable - disposal of fixed assets | | - | 190,662 | - | 190,662 |
| Others | | 222,159 | 320,539 | 36,200 | 114,331 |
| TOTAL CURRENT ASSETS | | 13,549,245 | 12,023,621 | 9,499,419 | 9,933,477 |
| NON-CURRENT ASSETS | | | | | |
| Accounts receivable - retention, net of current portion | | 33,278 | 495,316 | - | 484,357 |
| Investments accounted for under equity method | 7.1 | 400,112 | 746,887 | 1,374,151 | 1,587,149 |
| Other long-term investments | 7.2 | 630,985 | 1,920,099 | 496,264 | 1,690,395 |
| Excess of net book value of subsidiaries over cost of investments | | (10,036) | (10,036) | - | - |
| Long-term loans and advances to related companies, net | 8 | - | 116,858 | 443,366 | 1,202,317 |
| Property, plant and equipment - net | 9 | 8,574,952 | 6,787,995 | 7,648,193 | 6,185,891 |
| Land and project development costs | 10 | - | 213,986 | - | - |
| Advance for purchase of machinery | | 14,178 | 184,926 | - | - |
| Other non-current assets | | 330,412 | 261,499 | 120,262 | 187,230 |
| TOTAL NON-CURRENT ASSETS | | 9,973,881 | 10,717,530 | 10,082,236 | 11,337,339 |
| TOTAL ASSETS | | 23,523,126 | 22,741,151 | 19,581,655 | 21,270,816 |

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit : Thousand Baht)

| | Note | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|---|
| | | 30 September 2002 (Unaudited but reviewed) | 31 December 2001 (Audited) | 30 September 2002 (Unaudited but reviewed) | 31 December 2001 (Audited) |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | | |
| CURRENT LIABILITIES | | | | | |
| Bank overdrafts and loans from financial institutions | 11 | 1,253,505 | 1,043,548 | 926,331 | 711,101 |
| Current portion of accounts payable - trust receipts | | 416,059 | 3,010 | 416,059 | 3,010 |
| Trade accounts payable | | 3,921,703 | 3,621,018 | 2,830,606 | 2,724,116 |
| Billing in excess of contract work in progress | | 752,718 | 863,892 | 156,459 | 428,768 |
| Trade accounts payable - related companies | 12 | 992,689 | 1,310,895 | 919,529 | 1,289,911 |
| Short-term loans and advances from related companies | 13 | 104,552 | 122,439 | 330,289 | 17,983 |
| Current portion of advances received from customers under construction contracts | | 1,914,408 | 860,123 | 394,516 | 854,587 |
| Current portion of hire purchases payable | | 218,754 | 78,962 | 211,888 | 72,931 |
| Current portion of long-term loans | 14 | - | 5,374,005 | - | 5,360,405 |
| Other current liabilities | | | | | |
| Accrued interest expenses | | 3,072 | 1,694,030 | 2,253 | 1,694,030 |
| Corporate income tax payable | | 70,479 | 51,675 | 13,897 | 24,621 |
| Accrued expenses | | 236,070 | 217,141 | 161,433 | 174,360 |
| Reserve for project expenses | | 276,137 | - | 276,137 | - |
| Others | | 172,810 | 144,189 | 52,598 | 34,220 |
| TOTAL CURRENT LIABILITIES | | 10,332,956 | 15,384,927 | 6,691,995 | 13,390,043 |
| NON-CURRENT LIABILITIES | | | | | |
| Deferred gain on transferring assets to special purpose vehicle | 1.1.7 | 229,574 | - | 229,574 | - |
| Accounts payable - trust receipts, net of current portion | | 1,029,529 | 1,093,549 | 1,019,005 | 1,093,549 |
| Advances received from customers under construction contracts - net of current portion | | 594,900 | 270,125 | 27,448 | 36,896 |
| Long-term loans from related companies | 15 | 372,806 | 371,686 | - | - |
| Hire purchases payable - net of current portion | | 1,285,291 | 253,139 | 1,284,111 | 246,203 |
| Long-term loans - net of current portion | 14 | 267,222 | 2,479,975 | 267,222 | 2,479,975 |
| Debentures | 16 | - | 3,379,623 | - | 3,379,623 |
| Provision for loss from investment under equity method | 7.1 | 253,384 | 308,477 | 956,739 | 1,500,449 |
| TOTAL NON-CURRENT LIABILITIES | | 4,032,706 | 8,156,574 | 3,784,099 | 8,736,695 |
| TOTAL LIABILITIES | | 14,365,662 | 23,541,501 | 10,476,094 | 22,126,738 |

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit : Thousand Baht)

| | Note | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|---|
| | | 30 September 2002 (Unaudited but reviewed) | 31 December 2001 (Audited) | 30 September 2002 (Unaudited but reviewed) | 31 December 2001 (Audited) |
| SHAREHOLDERS' EQUITY | | | | | |
| Share capital | | | | | |
| Registered | | | | | |
| 373,867,818 ordinary shares of Baht 10 each | | | | | |
| (31 December 2001 : 430,500,000 ordinary shares of Baht 10 each) | | 3,738,678 | 4,305,000 | 3,738,678 | 4,305,000 |
| Issued and paid-up | | | | | |
| 373,867,818 ordinary shares of Baht 10 each | | | | | |
| (31 December 2001 : 250,000,000 ordinary shares of Baht 10 each) | | 3,738,678 | 2,500,000 | 3,738,678 | 2,500,000 |
| Share premium | *1.1.1* | 1,606,625 | 5,560,000 | 1,606,625 | 5,560,000 |
| Revaluation surplus on assets | | 2,754 | 2,754 | 2,754 | 2,754 |
| Unrealised loss on changes in value of investments | | (95,428) | (1,139,201) | (95,428) | (1,139,201) |
| Translation adjustment | | (124,709) | (130,288) | (124,709) | (130,288) |
| Retained earnings (deficit) | | | | | |
| Appropriated - statutory reserve | *1.1.1* | 6,533 | 290,483 | - | 283,950 |
| Unappropriated | | 3,971,108 | (7,939,670) | 3,977,641 | (7,933,137) |
| EQUITY ATTRIBUTABLE TO COMPANY'S SHAREHOLDERS | | 9,105,561 | (855,922) | 9,105,561 | (855,922) |
| MINORITY INTEREST - Equity attributable to minority shareholders of subsidiaries | | 51,903 | 55,572 | - | - |
| TOTAL SHAREHOLDERS' EQUITY (CAPITAL DEFICIT) | | 9,157,464 | (800,350) | 9,105,561 | (855,922) |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | | 23,523,126 | 22,741,151 | 19,581,655 | 21,270,816 |

The accompanying notes are an integral part of the financial statements.

DIRECTORS

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE THREE-MONTH PERIODS ENDED 30 SEPTEMBER 2002 AND 2001

(Unit : Thousand Baht)

| | Note | CONSOLIDATED 2002 | CONSOLIDATED 2001 | THE COMPANY ONLY 2002 | THE COMPANY ONLY 2001 |
|---|---|---|---|---|---|
| REVENUES | | | | | |
| Revenues from construction services | | 4,718,907 | 5,263,989 | 2,767,129 | 4,171,111 |
| Interest income | | 51,704 | 178,221 | 49,972 | 40,543 |
| Gain on disposal of investments | | - | 161,041 | - | 161,041 |
| Gain on exchange rate | | 34,316 | - | 42,477 | - |
| Others | | 73,916 | 47,161 | 41,002 | 40,168 |
| TOTAL REVENUES | | 4,878,843 | 5,650,412 | 2,900,580 | 4,412,863 |
| EXPENSES | | | | | |
| Cost of services | | 4,413,796 | 4,521,275 | 2,648,650 | 3,600,565 |
| Administrative expenses | | 264,682 | 307,861 | 148,122 | 151,172 |
| Debt restructuring fee | | - | 11,446 | - | 11,446 |
| TOTAL EXPENSES | | 4,678,478 | 4,840,582 | 2,796,772 | 3,763,183 |
| EARNINGS FROM OPERATION | | 200,365 | 809,830 | 103,808 | 649,680 |
| ALLOWANCE FOR INVENTORY OBSOLESCENCE | | - | (60,000) | - | (60,000) |
| REVERSAL OF (ALLOWANCE FOR) DOUBTFUL DEBT EXPENSES | | (126,132) | 15,956 | (126,132) | 15,956 |
| SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD | | (988) | 13,250 | 72,972 | 110,599 |
| EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX | | 73,245 | 779,036 | 50,648 | 716,235 |
| INTEREST EXPENSES | | (51,145) | (396,647) | (42,304) | (393,830) |
| CORPORATE INCOME TAX FOR THE PERIOD | | (30,486) | (47,321) | (12,895) | (6,497) |
| EARNINGS (LOSS) AFTER INCOME TAX | | (8,386) | 335,068 | (4,551) | 315,908 |
| NET LOSS (EARNINGS) OF MINORITY INTEREST | | 3,835 | (19,160) | - | - |
| NET EARNINGS (LOSS) FOR THE PERIOD | | (4,551) | 315,908 | (4,551) | 315,908 |
| | | | | | (Unit : Baht) |
| BASIC EARNINGS (LOSS) PER SHARE | | | | | |
| Net earnings (loss) | | (0.01) | 1.26 | (0.01) | 1.26 |
| | | | | | (Unit : Thousand shares) |
| Weighted average number of ordinary shares | | 373,868 | 250,000 | 373,868 | 250,000 |

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2002 AND 2001

(Unit : Thousand Baht)

| | Note | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|---|
| | | 2002 | 2001 | 2002 | 2001 |
| REVENUES | | | | | |
| Revenues from construction services | | 15,514,645 | 12,216,415 | 10,631,582 | 9,892,035 |
| Interest income | | 84,125 | 222,097 | 93,426 | 99,855 |
| Gain on disposal of investments | | - | 1,210,397 | - | 1,210,397 |
| Others | | 215,671 | 173,091 | 144,356 | 134,542 |
| TOTAL REVENUES | | 15,814,441 | 13,822,000 | 10,869,364 | 11,336,829 |
| EXPENSES | | | | | |
| Cost of services | | 13,934,348 | 11,350,611 | 9,679,109 | 9,390,059 |
| Administrative expenses | | 703,525 | 876,325 | 420,467 | 641,007 |
| Debt restructuring fee | | - | 52,368 | - | 52,368 |
| Loss on exchange rate | | 443,619 | 80,018 | 419,413 | 74,632 |
| TOTAL EXPENSES | | 15,081,492 | 12,359,322 | 10,518,989 | 10,158,066 |
| EARNINGS FROM OPERATION | | 732,949 | 1,462,678 | 350,375 | 1,178,763 |
| ALLOWANCE FOR INVENTORY OBSOLESCENCE | | - | (60,000) | - | (60,000) |
| ALLOWANCE FOR DOUBTFUL DEBT EXPENSES | | (56,204) | (1,572,273) | (56,204) | (1,527,671) |
| GAIN (LOSS) ON DIMINUTION IN VALUE OF INVESTMENTS | | 111,507 | (923,084) | - | (626,384) |
| LOSS ON IMPAIRMENT OF ASSETS | | - | (233,372) | - | - |
| SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD | | 35,992 | 23,046 | 417,191 | (368,276) |
| EARNINGS (LOSS) BEFORE INTEREST EXPENSES AND INCOME TAX | | 824,244 | (1,303,005) | 711,362 | (1,403,568) |
| INTEREST EXPENSES | | (584,837) | (961,907) | (570,250) | (951,383) |
| CORPORATE INCOME TAX FOR THE PERIOD | | (116,416) | (76,401) | (21,976) | (9,623) |
| EARNINGS (LOSS) AFTER INCOME TAX | | 122,991 | (2,341,313) | 119,136 | (2,364,574) |
| NET EARNINGS OF MINORITY INTEREST | | (3,855) | (23,261) | - | - |
| EARNINGS (LOSS) FROM ORDINARY ACTIVITIES | | 119,136 | (2,364,574) | 119,136 | (2,364,574) |
| EXTRAORDINARY ITEM | | | | | |
| Gain from debt restructuring | 1.1 | 5,947,692 | - | 5,947,692 | - |
| NET EARNINGS (LOSS) FOR THE PERIOD | | 6,066,828 | (2,364,574) | 6,066,828 | (2,364,574) |
| | | | | | (Unit : Baht) |
| BASIC EARNINGS (LOSS) PER SHARE | | | | | |
| Earnings (loss) from ordinary activities | | 0.40 | (9.46) | 0.40 | (9.46) |
| Extraordinary item | | 19.75 | - | 19.75 | - |
| Net earnings (loss) | | 20.15 | (9.46) | 20.15 | (9.46) |
| | | | | | (Unit : Thousand shares) |
| Weighted average number of ordinary shares | | 301,088 | 250,000 | 301,088 | 250,000 |

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2002 AND 2001

(Unit : Thousand Baht)

CONSOLIDATED

| | Issued and paid-up share capital | Share premium | Revaluation surplus on assets | Unrealised gain (loss) on changes in value of investments | Translation adjustment | Retained earnings (deficit) Statutory reserve | Retained earnings (deficit) Unappropriated | Minority interest | Total |
|---|---|---|---|---|---|---|---|---|---|
| Balance as at 1 January 2001 | 2,500,000 | 5,560,000 | - | (666,274) | (300,804) | 290,483 | (5,411,683) | - | 1,971,722 |
| Revaluation surplus on assets | - | - | 2,754 | - | - | - | - | - | 2,754 |
| Unrealised loss on change in value of investments | - | - | - | (722,905) | - | - | - | - | (722,905) |
| Translation adjustment | - | - | - | - | 181,610 | - | - | - | 181,610 |
| Items unrealised in earnings statement | - | - | 2,754 | (722,905) | 181,610 | - | - | - | (538,541) |
| Net loss for the period | - | - | - | - | - | - | (2,364,574) | - | (2,364,574) |
| Minority interest for the period | - | - | - | - | - | - | - | 20,539 | 20,539 |
| Balance as at 30 September 2001 | 2,500,000 | 5,560,000 | 2,754 | (1,389,179) | (119,194) | 290,483 | (7,776,257) | 20,539 | (910,854) |
| Balance as at 1 January 2002 | 2,500,000 | 5,560,000 | 2,754 | (1,139,201) | (130,288) | 290,483 | (7,939,670) | 55,572 | (800,350) |
| Transfer of share premium and statutory reserve to eliminate deficit | - | (5,560,000) | - | - | - | (283,950) | 5,843,950 | - | - |
| Share premium on new ordinary shares | - | 1,606,625 | - | - | - | - | - | - | 1,606,625 |
| Transfer of unrealised loss on changes in value of investments to special purpose vehicle | - | - | - | 1,061,967 | - | - | - | - | 1,061,967 |
| Unrealised loss on changes in value of investments | - | - | - | (18,194) | - | - | - | - | (18,194) |
| Translation adjustment | - | - | - | - | 5,579 | - | - | - | 5,579 |
| Items unrealised in earnings statement | - | (3,953,375) | - | 1,043,773 | 5,579 | (283,950) | 5,843,950 | - | 2,655,977 |
| Net earnings for the period | - | - | - | - | - | - | 6,066,828 | - | 6,066,828 |
| Ordinary shares issued during the period | 1,238,678 | - | - | - | - | - | - | - | 1,238,678 |
| Minority interest for the period | - | - | - | - | - | - | - | 3,855 | 3,855 |
| Dividend paid from subsidiary | - | - | - | - | - | - | - | (7,524) | (7,524) |
| Balance as at 30 September 2002 | 3,738,678 | 1,606,625 | 2,754 | (95,428) | (124,709) | 6,533 | 3,971,108 | 51,903 | 9,157,464 |

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2002 AND 2001

(Unit : Thousand Baht)

| | THE COMPANY ONLY | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Issued and paid-up share capital | Share premium | Revaluation surplus on assets | Unrealised gain (loss) on changes in value of investments | Translation adjustment | Retained earnings (deficit) Statutory reserve | Retained earnings (deficit) Unappropriated | Total |
| Balance as at 1 January 2001 | 2,500,000 | 5,560,000 | - | (666,274) | (300,804) | 283,950 | (5,405,150) | 1,971,722 |
| Revaluation surplus on assets | - | - | 2,754 | - | - | - | - | 2,754 |
| Unrealised loss on change in value of investments | - | - | - | (722,905) | - | - | - | (722,905) |
| Translation adjustment | - | - | - | - | 181,610 | - | - | 181,610 |
| Items unrealised in earnings statement | - | - | 2,754 | (722,905) | 181,610 | - | - | (538,541) |
| Net loss for the period | - | - | - | - | - | - | (2,364,574) | (2,364,574) |
| Balance as at 30 September 2001 | 2,500,000 | 5,560,000 | 2,754 | (1,389,179) | (119,194) | 283,950 | (7,769,724) | (931,393) |
| | | | | | | | | |
| Balance as at 1 January 2002 | 2,500,000 | 5,560,000 | 2,754 | (1,139,201) | (130,288) | 283,950 | (7,933,137) | (855,922) |
| Transfer of share premium and statutory reserve to eliminate deficit | - | (5,560,000) | - | - | - | (283,950) | 5,843,950 | - |
| Share premium on new ordinary shares | - | 1,606,625 | - | - | - | - | - | 1,606,625 |
| Transfer of unrealised loss on changes in value of investments to special purpose vehicle | - | - | - | 1,061,967 | - | - | - | 1,061,967 |
| Unrealised loss on changes in value of investments | - | - | - | (18,194) | - | - | - | (18,194) |
| Translation adjustment | - | - | - | - | 5,579 | - | - | 5,579 |
| Items unrealised in earnings statement | - | (3,953,375) | - | 1,043,773 | 5,579 | (283,950) | 5,843,950 | 2,655,977 |
| Net earnings for the period | - | - | - | - | - | - | 6,066,828 | 6,066,828 |
| Ordinary shares issued during the period | 1,238,678 | - | - | - | - | - | - | 1,238,678 |
| Balance as at 30 September 2002 | 3,738,678 | 1,606,625 | 2,754 | (95,428) | (124,709) | - | 3,977,641 | 9,105,561 |

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2002 AND 2001

(Unit : Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| **Cash flows from operating activities** | | | | |
| Net earnings (loss) | 6,066,828 | (2,364,574) | 6,066,828 | (2,364,574) |
| Adjustments to reconcile net earnings (loss) to net cash | | | | |
| from (used in) operating activities :- | | | | |
| Gain on debts restructuring - extraordinary item | | | | |
| (before deducting related expenses) | (6,012,010) | - | (6,012,010) | - |
| Loss on exchange of investments | 46,186 | - | 16,443 | - |
| Unrealized loss on exchange rate | 57,775 | 49,395 | 46,290 | 35,550 |
| Gain on disposal of investments | - | (1,210,397) | - | (1,210,397) |
| Unrealized (gain) loss on investments in subsidiaries and joint ventures | - | - | (381,199) | 391,322 |
| Unrealized gain on investments in associated companies | (35,992) | (23,046) | (35,992) | (23,046) |
| Minority interest | (3,669) | 20,539 | - | - |
| Allowance for doubtful debts | 56,204 | 1,572,273 | 56,204 | 1,527,671 |
| Loss on diminution in value of investments (reversal) | (111,505) | 923,084 | - | 626,384 |
| Loss on impairment of assets | - | 233,372 | - | - |
| Depreciation and amortisation | 841,947 | 790,432 | 749,683 | 635,911 |
| | 905,764 | (8,922) | 506,247 | (381,179) |
| Operating assets (increase) decrease | | | | |
| Trade accounts receivable | (364,208) | (225,365) | (263,247) | 111,809 |
| Trade accounts receivable - related companies | (214,528) | (408,612) | (10,563) | (674,250) |
| Loans and advances to related companies | (5,513) | 316,580 | (32,101) | 372,039 |
| Unbilled receivable | (1,015,255) | (112,649) | (622,942) | (43,187) |
| Accounts receivable - retention | (360,756) | (48,178) | (279,813) | (25,874) |
| Inventories and work in progress | (253,829) | 59,101 | 70,075 | 48,159 |
| Withholding tax | (260,947) | (17,161) | (190,924) | (9,281) |
| Valued added tax refundable | (138,051) | 235,572 | (18,503) | 90,529 |
| Advance for purchase of materials | - | (20,919) | - | (27,560) |
| Advance for subcontractor | 51,286 | (255,254) | - | (255,254) |
| Accounts receivable - sales of fixed assets | 190,662 | - | 190,662 | - |
| Other current assets | 98,353 | (158,288) | 78,131 | 4,998 |
| Operating liabilities increase (decrease) | | | | |
| Trade accounts payable | 297,820 | 869,121 | 106,490 | 693,898 |
| Trade accounts payable - related companies | (320,337) | (780,773) | (370,382) | (236,436) |
| Billing in excess of contract work in progress | (111,174) | 137,709 | (272,309) | (52,268) |
| Accrued interest expenses | 506,924 | 837,122 | 506,105 | 854,371 |
| Accrued expenses | 37,844 | 163,437 | (23,651) | 29,671 |
| Other current liabilities | 28,621 | (58,937) | 18,378 | 53,636 |
| Advance received from customers under construction contracts | 1,371,303 | 43,863 | (469,519) | 18,814 |
| Net cash provided by (used in) operating activities | 443,979 | 567,447 | (1,077,866) | 572,635 |

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2002 AND 2001

(Unit : Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| **Cash flows from investing activities** | | | | |
| Short-term investments - net | 226,694 | - | - | - |
| Increase in property, plant and equipment - net | (2,768,491) | (489,616) | (2,351,709) | (412,942) |
| Cash received from disposal of investments | - | 1,462,597 | - | 1,462,597 |
| Increase in investments accounted for under equity method | (5,993) | (60,982) | (120,619) | (9,986) |
| Decrease (increase) in other long-term investments | (162,693) | 24,991 | 17,885 | 24,991 |
| Decrease (increase) in advance for purchase of machinery | 170,748 | (180,654) | - | - |
| Translation adjustment | 5,579 | 181,610 | 5,579 | 181,610 |
| Decrease (increase) in other assets | (105,107) | 57,645 | 30,914 | (21,340) |
| Net cash provided by (used in) investing activities | (2,639,263) | 995,591 | (2,417,950) | 1,224,930 |
| **Cash flows from financing activities** | | | | |
| Increase (decrease) in cash at banks with maturity of | | | | |
| more than three months and those pledged | 265,534 | (194,905) | 225,818 | (187,649) |
| Increase in bank overdrafts and loans from financial institutions | 209,957 | 242,878 | 215,230 | 210,232 |
| Increase (decrease) in loans and advances from related companies | 9,662 | (84,225) | 312,306 | - |
| Decrease in long-term loans | (820,914) | (196,383) | (800,178) | (186,356) |
| Increase (decrease) in hire purchase payable | 1,128,864 | (24,003) | 1,133,786 | (17,269) |
| Increase in accounts payable - trust receipts | 349,029 | 184,025 | 338,505 | 186,267 |
| Decrease in debentures | (112,610) | - | (112,610) | - |
| Increase in paid-up capital | 500,000 | - | 500,000 | - |
| Net cash provided by (used in) financing activities | 1,529,522 | (72,613) | 1,812,857 | 5,225 |
| Net increase (decrease) in cash and cash equivalents | (665,762) | 1,490,425 | (1,682,959) | 1,802,790 |
| Cash and cash equivalents at beginning of period | 3,338,664 | 1,694,612 | 2,586,728 | 807,305 |
| Cash and cash equivalents at end of period (Note 2) | 2,672,902 | 3,185,037 | 903,769 | 2,610,095 |

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2002 AND 2001

(Unit : Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| Supplemental cash flows information | | | | |
| Cash paid during the period for :- | | | | |
| Interest | 77,913 | 208,349 | 64,145 | 194,380 |
| Corporate income tax | 419,478 | 282,551 | 223,720 | 207,314 |
| Non-cash transactions :- | | | | |
| Conversion of amounts due from related companies and short-term loans and advances to related companies to equity in related companies | - | 1,240,435 | - | 1,240,435 |
| Repayment of trade accounts payable and amount due to related companies - trade with investments in other related company | - | 150,726 | - | 713,133 |
| Conversion of debentures to equity and share premium | 848,323 | - | 848,323 | - |
| Conversion of long-term loans to equity and share premium | 1,496,981 | - | 1,496,981 | - |
| Transfer of non-core assets to special purpose vehicle in exchange for the debt obligations of the Company which it is taking on | 3,146,079 | - | 3,146,079 | - |
| Deferred gain on transferring asset to special purpose vehicle | 229,574 | - | 229,574 | - |
| Transfer long-term debts waived by creditors to provision for possible loss on loans to related companies | 223,135 | - | 223,135 | - |
| Receipt of other long-term investments in exchange for investments in associated company | 361,463 | - | 330,920 | - |
| Unrealised loss on changes in value of investments | (22,439) | (722,905) | (22,439) | (722,905) |
| Share of profit of joint venture received in form of long-term investment | - | - | 173,032 | - |

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS

## 1. GENERAL INFORMATION

### 1.1 Implementation of the business reorganization plan

The Company submitted an application for business reorganization to the Central Bankruptcy Court on 4 September 2001 and the Central Bankruptcy Court, on 25 September 2001, accepted the Company to undergo business reorganization and appointed ITD Planner Company Limited to act as the Company's planner for the business reorganization. On 30 November 2001, ITD Planner Company Limited submitted the Company's business reorganization plan to the Central Bankruptcy Court. The Official Receiver convened a meeting of creditors to vote in respect of the approval of the business reorganization plan. The meeting of creditors approved the business reorganization plan on 24 December 2001 with a vote representing 80.45 percent. The Central Bankruptcy Court thereafter on 4 April 2002 approved the business reorganization plan previously approved by the meeting of creditors.

During the second quarter of this year, the Company has taken the following action in accordance with the business reorganization plan :-

1.1.1 Recapitalisation

The Company has transferred legal reserve of Baht 284 million and share premium of Baht 5,560 million to eliminate part of its deficit.

1.1.2 Capital reduction

The Company has cancelled 180.5 million unissued registered ordinary shares, amounting to Baht 1,805 million, prior to the increase in capital discussed in 1.1.3.

1.1.3 Increase in capital

The Company has increased its registered share capital by Baht 1,730 million through the issue of 173 million new ordinary shares with a par value of Baht 10 each.

1.1.4 Issue of new shares to existing shareholders

The Company has issued 50 million new ordinary shares with a par value of Baht 10 each to existing shareholders, at a price of Baht 10 per share. During the current period, the shares were fully paid up.

1.1.5 Discounted debt repurchase program

The Company has repurchased principal amounting to Baht 426 million, USD 35.7 million and JPY 4,239.8 million from unsecured financial creditors under the master rescheduling agreement and principal amounting to Baht 331 million from unsecured debentureholders at a price of approximately 34 percent of the principal amount.

1.1.6 Voluntary debt to equity conversion program

The Company had issued 73.9 million new ordinary shares with a par value of Baht 10 each to the unsecured financial creditors under the master rescheduling agreement, to convert principal amounting to Baht 331 million, USD 50.1 million and JPY 679 million, and to the unsecured debentureholders to convert principal of Baht 1,600 million. The conversion price was Baht 59.87 per share.

Under the business reorganization plan, the interest totalling Baht 1,314 million accrued on the principal which the Company repurchased under the discounted debt repurchase program and voluntary debt to equity conversion program has been waived.

The Company realised a net gain of approximately Baht 6 billion on the above debt restructuring, presenting it as an extraordinary item in the earnings statement.

1.1.7 Novation of debt for special purpose vehicle

Unsecured financial creditors under the master rescheduling agreement, comprising principal of approximately Baht 561.8 million, USD 16.4 million and JPY 679 million and accrued interest of approximately Baht 207.9 million, and unsecured debentureholders, comprising principal of approximately Baht 1,445.2 million and accrued interest of approximately Baht 399.4 million, which the Company had not repaid under Program 1.1.5 and 1.1.6, were novated into new debt amounting to Baht 3,604.4 million, after converting foreign currency debt to baht debt. The novated debt was transferred to a special purpose vehicle, with the Company transferring its non-core assets to such special purpose vehicle in exchange for the debt obligations of the Company which it is taking on. The Company has to complete the sale of the non-core assets within 30 September 2007. Under the stipulations of the business reorganization plan, there are no interest charges on the novated debt until 30 September 2007. If all of the non-core assets have been sold off by 30 September 2007, but not all debt has been settled, the special purpose vehicle will repay the outstanding portion of the novated debt in five equal installments, on 30 September and 30 December of each year, from 30 September 2008 to 30 September 2010, and interest will be charged on the remaining debt at MLR-3% per annum, commencing 1 July 2007. Interest will be paid on the same dates as principal is repaid, from 30 September 2008, onwards. Under the facility agreement between the Company and the special purpose vehicle, the Company is obliged to extend loans to the special purpose vehicle in amounts equal to the principal or interest which has to be paid to the creditors in the manner discussed above.

As the Company has obligations to provide loans to the special purpose vehicle discussed above, amounting to Baht 3,604.4 million, based on the principals of conservatism, Baht 229.6 million by which the transfer price under the business reorganization plan exceeds the net book value of the non-core assets is not recognised as a gain in the earnings statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.

During the current quarter, the Company has cancelled 49 million unissued registered ordinary shares, with a par value of Baht 10 each.

**1.2 Basis for the preparation of interim financial statements**

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 41 "Interim financial statements", with the Company choosing to present condensed interim financial statements. However, additional line items are presented in the balance sheets, and the statements of earnings, changes in shareholders' equity, and cash flows as in the annual financial statements.

The interim financial statements are intended to provide information additional to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

**1.3 Basis of consolidation**

These interim consolidated financial statements have been prepared on the same basis as that applied for the consolidated financial statements for the year ended 31 December 2001, except that during the first quarter of 2002, the Company has invested in a 99.99% shareholding in PT. Thailindo Bara Pratama and a 25% interest in the NWR, ITD, CNT & AS Joint Venture. Furthermore, during the second quarter of 2002 the Company transferred its 99.99% shareholdings in Italian-Thai Land Co., Ltd. and Southern Industries (1996) Co., Ltd. and its 74.93% shareholding in Palit Palang Ngan Co., Ltd., to a special purpose vehicle as discussed in Note 1.1.7.

The financial statements for the three-month and nine-month periods ended 30 September 2002 of an overseas branch, three overseas subsidiaries and two joint ventures, which were included in the consolidated financial statements, were prepared by the management, and have not been reviewed by their auditors. Their aggregate assets as at 30 September 2002 were approximately Baht 1,992 million, and their aggregate revenues for the three-month and nine-month periods then ended were Baht 512 million and Baht 1,622 million, respectively.

### 1.4 Significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year ended 31 December 2001.

## 2. CASH AND CASH EQUIVALENTS

(Unit : Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 September 2002 | 31 December 2001 | 30 September 2002 | 31 December 2001 |
| Cash and deposits at banks | 2,899,090 | 3,526,888 | 1,128,927 | 2,774,952 |
| Less : Amounts with maturity of more than 3 months | (226,188) | (188,224) | (225,158) | (188,224) |
| Cash and cash equivalents | 2,672,902 | 3,338,664 | 903,769 | 2,586,728 |

## 3. PLEDGED DEPOSITS AT BANKS

As at 30 September 2002, approximately Baht 507 million (31 December 2001 : Baht 762 million) of savings deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects. Furthermore, approximately Baht 235 million (31 December 2001 : Baht 240 million) of fixed deposits of the Company's branch in Taiwan have been pledged to secure loans obtained from a bank by the Company and fixed deposits amounting to Baht 29 million (31 December 2001 : Baht 32.7 million) have been pledged as required in the normal course of business of a joint venture and the branch in Taiwan.

In addition, as at 31 December 2001, fixed deposit of approximately Baht 41 million are funds belonging to a joint venture in Taiwan reserved for a project in that country.

## 4. TRADE ACCOUNTS RECEIVABLE - NET

The aging of outstanding trade accounts receivable balances as at 30 September 2002 and 31 December 2001 is as follows:-

(Unit : Thousand Baht)

| Overdue | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 September 2002 | 31 December 2001 | 30 September 2002 | 31 December 2001 |
| Less than 3 months | 2,200,115 | 2,702,353 | 1,105,949 | 1,496,110 |
| 3 - 6 months | 878,387 | 92,343 | 669,578 | 88,448 |
| 6 - 12 months | 98,894 | 102,067 | 87,539 | 97,634 |
| More than 12 months | 1,365,986 | 1,388,699 | 1,147,215 | 1,170,662 |
| Total | 4,543,382 | 4,285,462 | 3,010,281 | 2,852,854 |
| Less : Allowance for doubtful debts | (1,273,526) | (1,309,414) | (1,060,004) | (1,095,110) |
| | 3,269,856 | 2,976,048 | 1,950,277 | 1,757,744 |

The Company has set up a full allowance for doubtful debts for the major private accounts receivable with balances overdue more than 12 months, and at 50 percent for those with balances overdue more than 6 months.

## 5. TRADE ACCOUNTS RECEIVABLE - RELATED COMPANIES

The outstanding balances as at 30 September 2002 and 31 December 2001 comprise the following :-

(Unit : Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 September 2002 | 31 December 2001 | 30 September 2002 | 31 December 2001 |
| Subsidiaries and joint ventures | | | | |
| ION Joint Venture | - | - | 536,790 | 776,765 |
| Italian-Thai Development Public Co., Ltd. | | | | |
| - Cogifer TF Joint Venture | - | - | 421,878 | 243,730 |
| Sumitomo - Italian-Thai Joint Venture | - | - | 159,355 | 95,972 |
| The Joint Venture of Italian-Thai | | | | |
| Development Public Co., Ltd. together with | | | | |
| Alcatel Contracting S.A. | - | - | 144,687 | 93,883 |
| ITO Joint Venture | - | - | 35,314 | - |
| Italian - Thai International Co., Ltd. | - | - | 25,987 | 25,994 |
| Shimizu - ITD Joint Venture | - | - | 13,674 | - |

(Unit : Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 September 2002 | 31 December 2001 | 30 September 2002 | 31 December 2001 |
| The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag | - | - | 9,809 | 53,554 |
| I.C.C.T. Joint Venture | - | - | 429 | 42,948 |
| Others | - | - | 73,758 | 73,837 |
| | - | - | 1,421,681 | 1,406,683 |
| Less : Allowance for doubtful debts | - | - | (21,900) | (21,900) |
| | - | - | 1,399,781 | 1,384,783 |
| Associated companies | | | | |
| MCRP Construction Corporation, Philippines | 871,928 | 870,645 | 853,069 | 858,288 |
| Pla-Daeng Co., Ltd. | 72,765 | 81,510 | 72,765 | 81,510 |
| Others | 13,572 | 22,037 | 13,572 | 22,025 |
| | 958,265 | 974,192 | 939,406 | 961,823 |
| Less : Allowance for doubtful debts | (855,621) | (855,694) | (855,621) | (855,694) |
| | 102,644 | 118,498 | 83,785 | 106,129 |
| Related companies | | | | |
| (Related by way of common directors) | | | | |
| Alcatel Cable France | 44,401 | - | - | - |
| The Oriental Hotel (Thailand) Public Co., Ltd. | 36,218 | 31,616 | 36,218 | 31,616 |
| Trevi SPA | 26,421 | - | - | - |
| Italthai Marine Co., Ltd. | 25,554 | - | - | - |
| Alcatel (Thailand) Co., Ltd. | 19,917 | 45,807 | - | - |
| Thai Takenaka | 11,679 | - | - | - |
| Others | 73,131 | 19,770 | 35,909 | 7,060 |
| | 237,321 | 97,193 | 72,127 | 38,676 |

(Unit : Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 September 2002 | 31 December 2001 | 30 September 2002 | 31 December 2001 |
| Outstanding balances and portion of other participants of joint venture | | | | |
| Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture | 147,657 | 85,306 | - | - |
| Sumitomo-Italian-Thai Joint Venture | 90,017 | 53,308 | - | - |
| The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A. | 57,875 | 37,553 | - | - |
| ITO Joint Venture | 21,188 | - | - | - |
| Shimizu - ITD Joint Venture | 8,204 | 4,023 | - | - |
| I.C.C.T. Joint Venture | 322 | 32,211 | - | - |
| Others | 26,815 | 33,466 | - | - |
| | 352,078 | 245,867 | - | - |
| Less : Allowance for doubtful debts | (12,045) | (12,045) | - | - |
| | 340,033 | 233,822 | - | - |
| Total | 679,998 | 449,513 | 1,555,693 | 1,529,588 |

The aging of outstanding balances are as follows :-

(Unit : Thousand Baht)

| Overdue | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 September 2002 | 31 December 2001 | 30 September 2002 | 31 December 2001 |
| Less than 3 months | 456,681 | 323,398 | 1,235,956 | 1,352,733 |
| 3 - 6 months | 30,316 | 8,795 | 44,600 | 12,440 |
| 6 - 12 months | 75,526 | 84,540 | 152,052 | 92,441 |
| More than 12 months | 985,141 | 900,518 | 1,000,606 | 949,568 |
| Total | 1,547,664 | 1,317,251 | 2,433,214 | 2,407,182 |
| Less : Allowance for doubtful debts | (867,666) | (867,738) | (877,521) | (877,594) |
| | 679,998 | 449,513 | 1,555,693 | 1,529,588 |

The Company has set up an allowance for doubtful debts at the full amount of the major account receivable balances which are overdue more than 12 months.

## 6. SHORT-TERM LOANS AND ADVANCES TO RELATED COMPANIES

The outstanding balances as at 30 September 2002 and 31 December 2001 comprise the following :-

(Unit : Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 September 2002 | 31 December 2001 | 30 September 2002 | 31 December 2001 |
| Subsidiaries and joint ventures | | | | |
| PT. Thailindo Bara Pratama | - | - | 114,180 | - |
| The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A. | - | - | 42,000 | 67,000 |
| Shimizu-ITD Joint Venture | - | - | 21,813 | 24,596 |
| ION Joint Venture | - | - | 10,453 | 78,703 |
| Others | - | - | 411 | 36,667 |
| | - | - | 188,857 | 206,966 |
| Associated companies | | | | |
| Italian-Thai Gypsum Co., Ltd. | 4,600 | 4,600 | 4,600 | 4,600 |
| MCRP Construction Corporation, Philippines | 17,872 | - | 15,376 | - |
| Others | 1,403 | - | - | - |
| | 23,875 | 4,600 | 19,976 | 4,600 |
| Less : Allowance for doubtful debt | (4,600) | (4,600) | (4,600) | (4,600) |
| | 19,275 | - | 15,376 | - |
| Related companies | | | | |
| (Related by way of common directors) | | | | |
| Bangkok Mass Transit System Public Co., Ltd. | 94,278 | 169,067 | 94,278 | 169,067 |
| J.I. Telecommunication Co., Ltd., Philippines | 21,741 | 22,616 | - | - |
| Others | 3,089 | 1,345 | 2,496 | - |
| | 119,108 | 193,028 | 96,774 | 169,067 |
| Less : Allowance for doubtful debts | (116,019) | (191,683) | (94,278) | (169,067) |
| | 3,089 | 1,345 | 2,496 | - |

(Unit : Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 September 2002 | 31 December 2001 | 30 September 2002 | 31 December 2001 |
| Outstanding balances and portion of other participants in joint venture | | | | |
| The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A. | 16,800 | 26,800 | - | - |
| Others | 13,335 | 14,757 | - | - |
| | 30,135 | 41,557 | - | - |
| Total | 52,499 | 42,902 | 206,729 | 206,966 |

During the second quarter of current year, the Company has transferred certain short-term loans to Bangkok Mass Transit System Public Co., Ltd. to a special purpose vehicle, as discussed in Note 1.1.7.

Significant movements in the short-term loans and advances to related companies balances during the nine-month ended 30 September 2002 were as follows :-

(Unit : Thousand Baht)

| | 31 December 2001 | During the period | | 30 September 2002 |
|---|---|---|---|---|
| | | Increase | Decrease | |
| Subsidiaries and joint ventures | | | | |
| PT. Thailindo Bara Pratama | - | 114,180 | - | 114,180 |
| The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A. | 67,000 | - | (25,000) | 42,000 |
| Shimizu-ITD Joint Venture | 24,596 | - | (2,783) | 21,813 |
| ION Joint Venture | 78,703 | - | (68,250) | 10,453 |
| Associated company | | | | |
| MCRP Construction Corporation, Philippines | - | 17,872 | - | 17,872 |
| Related companies | | | | |
| Bangkok Mass Transit System Public Co., Ltd. | 169,067 | - | (74,789) | 94,278 |
| J.I. Telecommunication Co., Ltd., Philippines | 22,616 | - | (875) | 21,741 |

(Unit : Thousand Baht)

| | 31 December | During the period | | 30 September |
|---|---|---|---|---|
| | 2001 | Increase | Decrease | 2002 |
| Outstanding balances and portion of other participants in joint venture | | | | |
| The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A. | 26,800 | - | (10,000) | 16,800 |

## 7. INVESTMENTS IN RELATED COMPANIES

### 7.1 Investments accounted for under equity method

(Unit : Thousand Baht)

| | Nature of business | Paid up capital | Percentage of shareholding | | Investment | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Cost | | Equity | |
| | | | 30 September 2002 | 31 December 2001 | 30 September 2002 | 31 December 2001 | 30 September 2002 | 31 December 2001 |
| | | | Percent | Percent | | | | |
| **The Company Only** | | | | | | | | |
| **Investments in subsidiaries** | | | | | | | | |
| Turnkey Construction Development Co., Ltd. | Transport of untreated water | 27,912 | 99.99 | 99.99 | 30,388 | 27,900 | 31,609 | 29,382 |
| Myanmar ITD Co., Ltd. | Service agent for Myanmar companies | 1,483 | 99.99 | 99.99 | 1,483 | 1,483 | (14,564) | (11,710) |
| Italian-Thai Land Co., Ltd. | Real estate development | 10,000 | - | 99.99 | - | 9,999 | - | (469,515) |
| Italian-Thai International Co., Ltd. | Holding company | 400,000 | 99.99 | 99.99 | 400,000 | 400,000 | (299,561) | (279,870) |
| Southern Industries (1996) Co., Ltd. | Real estate development | 100,000 | - | 99.99 | - | 100,000 | - | 69,411 |
| PT. Thailindo Bara Pratama | Coal Digestion | 23,875 Million IDR | 99.99 | - | 108,616 | - | 77,662 | - |
| Nha Pralarn Crushing Co., Ltd. | Rock quarrying, processing and distribution | 1,000 | 99.91 | 99.91 | 999 | 999 | (4,196) | (6,081) |
| Siam Concrete and Brick Products Co., Ltd. | Manufacturer and distributor of concrete products | 84,000 | 99.70 | 99.70 | 82,296 | 82,296 | 68,502 | 97,191 |
| Italthai Trevi Co., Ltd. | Foundation and piling work services | 35,000 | 75.00 | 75.00 | 37,689 | 37,689 | 623 | (10,909) |
| Palit Palang Ngan Co., Ltd. | Not yet operational | 1,000 | - | 74.93 | - | 750 | - | (71,125) |
| Asian Steel Products Co., Ltd. | Manufacture and distribution of steel pipes for civil construction | 20,000 | 69.90 | 69.90 | 7,004 | 7,004 | 113,547 | 122,078 |
| Thai Maruken Co., Ltd. | Lease and sale of sheet piles and beams | 20,000 | 50.96 | 50.96 | 10,196 | 10,196 | (50,169) | (66,221) |
| Total investments in subsidiaries | | | | | 678,671 | 678,316 | (76,547) | (597,369) |
| **Investments in joint ventures** | | | | | | | | |
| Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture | Track doubling contractor | - | 65.00 | 65.00 | - | - | 235,741 | 79,210 |
| The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A. | Design, installation and laying of telephone lines | - | 60.00 | 60.00 | - | - | 75,359 | 253,149 |
| The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag | Design and construction of tunnels and underground power lines | - | 60.00 | 60.00 | - | - | (63,975) | (7,938) |
| Sumitomo - Italian-Thai Joint Venture | Design and construction of bridges | - | 51.00 | 51.00 | - | - | 39,417 | 1,289 |

# (UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

| | Nature of business | Paid up capital | Percentage of shareholding | | Investment | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Cost | | Equity | |
| | | | 30 September 2002 | 31 December 2001 | 30 September 2002 | 31 December 2001 | 30 September 2002 | 31 December 2001 |
| | | | Percent | Percent | | | | |
| Italian-Thai - Nishimatsu Joint Venture | Design and construction of Bangprakong dam | - | 50.80 | 50.80 | - | - | 4,300 | 3,210 |
| Ando and Italian-Thai Development Joint Venture | Construction of semiconductor plant | - | 45.00 | 45.00 | - | - | (226,362) | (226,343) |
| Thai Ando and Italian-Thai Development Joint Venture | Construction of semiconductor plant | - | 45.00 | 45.00 | - | - | (42,272) | (42,260) |
| ITO Joint Venture | Construction of terminal building | - | 40.00 | - | - | - | 4,274 | - |
| Shimizu - ITD Joint Venture | Contractor for construction of street | - | 40.00 | - | - | - | (545) | - |
| ION Joint Venture | Contractor for construction of underground train track | - | 39.00 | 39.00 | - | - | 64,910 | 35,216 |
| I.C.C.T. Joint Venture | Contractor for construction and ground improvement at NBIA | - | 25.00 | 25.00 | - | - | 66,378 | 47,631 |
| NWR, ITD, CNT&AS Joint Venture | Design and construction of water treatment system | - | 25.00 | - | - | - | (1,711) | - |
| The Joint Venture of Evergreen Construction Corporation, Italian-Thai Development Public Company Limited and Pacific Electric Wire & Cable Company Limited | Construction services in Taiwan | - | 25.00 | 25.00 | - | - | 303,223 | 162,779 |
| Total investments in joint ventures | | | | | - | - | 458,737 | 305,943 |
| **Investments in associated companies** | | | | | | | | |
| Praram 9 Square Hotel Ltd. | Hotel business | 100,000 | 50.00 | 50.00 | 50,000 | 50,000 | 50,000 | 50,000 |
| Less : Provision for loss on impairment of investments | | | | | (50,000) | (50,000) | (50,000) | (50,000) |
| | | | | | - | - | - | - |
| Italian-Thai Gypsum Co., Ltd. | Construction services in Saudi Arabia | 10,500 | 50.00 | 50.00 | 5,250 | 5,250 | (5,249) | (5,249) |
| Joint Venture of Italian-Thai Development Public Co., Ltd. and Montcocol TP | Railway work | - | 50.00 | 50.00 | - | - | 8,686 | 8,690 |
| ATO Asia Turnouts Co., Ltd. | Production and distribution of turnouts for railway projects | 5,000 | 49.00 | 49.00 | 2,450 | 2,450 | 15,740 | 12,921 |
| Mcquay (Thailand) Co., Ltd. | Production and distribution of air conditioners | 20,000 | 49.00 | 49.00 | 9,800 | 9,800 | (4,488) | (3,745) |
| Siam Pacific Holding Co., Ltd. | Holding company | 234,500 | - | 46.69 | - | 109,492 | - | 109,554 |
| Pla-Daeng Co., Ltd. | Real estate development | 450,000 | 46.67 | 46.67 | 250,000 | 250,000 | (238,867) | (287,064) |
| Khunka Palang Thai Co., Ltd. | Not yet operational | 1,000 | - | 39.94 | - | 400 | - | (6,809) |
| Khunka Fai Fa Thai Co., Ltd. | Not yet operational | 1,000 | 39.94 | 39.94 | 400 | 400 | (4,780) | (5,445) |
| Palang Thai Kaowna Co., Ltd. | Not yet operational | 1,000 | - | 39.94 | - | 400 | - | (165) |
| Chantaburi Farm Co., Ltd. | Real estate development | 100,000 | 35.72 | 35.72 | 21,429 | 21,429 | 18,840 | 22,815 |
| Siam Steel Tower Co., Ltd. | Production and distribution of high voltage power line towers | 15,000 | 35.00 | 35.00 | 1,312 | 1,312 | 2,841 | 4,114 |
| Pacific-Thai Electric Wire & Cable Co., Ltd. (also indirectly held) | Production and distribution of copper wire and cable | 50,000 | 30.99 | 30.99 | - | - | - | 41,060 |
| Thai Rent All Co., Ltd. | Constructional machinery rental | 25,000 | 30.00 | 30.00 | 7,500 | 7,500 | 7,014 | 6,794 |

# (UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

| | Nature of business | Paid up capital | Percentage of shareholding | | Investment Cost | | Investment Equity | |
|---|---|---|---|---|---|---|---|---|
| | | | 30 September 2002 | 31 December 2001 | 30 September 2002 | 31 December 2001 | 30 September 2002 | 31 December 2001 |
| | | | Percent | Percent | | | | |
| Lao Softdrink Co., Ltd. | Production and distribution of soft Drinks | 2,448 million Kips | - | 30.00 | - | 25,041 | - | 37,942 |
| Asia Steel Corporation Co., Ltd. | Manufacture, import and export of Steel | - | 30.00 | 30.00 | 7,800 | 12,301 | 12,301 | 12,301 |
| Anamarine Construction SDN. BHD. | Construction contractor | 65 Thousand RM | 25.00 | 25.00 | 197 | 197 | 197 | 197 |
| MCRP Construction Corporation, Philippines (also indirectly held) | Construction contractor | 25 Million Peso | 24.00 | 24.00 | 12,000 | 12,000 | 653 | - |
| MCRP Holding Corporation, Philippines | Holding company | 5 Million Peso | 24.00 | 24.00 | 3,000 | 3,000 | 75 | 79 |
| Imperial Technology Management Service Co., Ltd. | Initiation and establishment of Asian University of Science and Technology | 787,350 | 22.23 | 22.23 | 175,000 | 175,000 | 178,741 | 178,625 |
| Bangkok Steel Wire Co., Ltd. | Production and distribution of P.C. wire and P.C. strands | 313,000 | 22.16 | 22.16 | 71,603 | 71,603 | 35,098 | 22,457 |
| Praram 9 Square Ltd. | Shopping center development | 750,000 | 20.00 | 20.00 | 150,000 | 150,000 | 150,000 | 150,000 |
| Less : Provision for loss on impairment of investments | | | | | (150,000) | (150,000) | (150,000) | (150,000) |
| | | | | | - | - | - | - |
| Nam Theun 2 Power Co., Ltd. | Hydroelectric power plant | 1 Million USD | 20.00 | - | 8,420 | - | 8,420 | - |
| Siam Pacific Electric Wire & Cable Co., Ltd. (also indirectly held) | Manufacturer of enamel coated wire and cable | 670,000 | - | 14.65 | - | 98,138 | - | 229,054 |
| Total investments in associated companies | | | | | 576,161 | 805,713 | 35,222 | 378,126 |
| Total | | | | | 1,254,832 | 1,484,029 | 417,412 | 86,700 |
| Add : Provision for loss from investments under equity method | | | | | - | - | 956,739 | 1,500,449 |
| Total investments accounted for under equity method | | | | | 1,254,832 | 1,484,029 | 1,374,151 | 1,587,149 |
| **Consolidated** | | | | | | | | |
| Investments in associated companies, directly held by the Company | | | | | 576,161 | 805,713 | 35,222 | 378,126 |
| Investment in associated companies, directly held by subsidiaries | | | | | | | | |
| Natureway Resources Co., Ltd. | Holding company | 40 (million USD) | 30.00 | 30.00 | 296,700 | 296,700 | 296,700 | 296,700 |
| Less : Provision for loss on impairment of investments | | | | | (185,194) | (296,700) | (185,194) | (296,700) |
| | | | | | 111,506 | - | 111,506 | - |
| Siam Pacific Holding Co., Ltd. | Holding company | 234,500 | - | 4.30 | - | 10,103 | - | 19,922 |
| Siam Pacific Electric Wire & Cable Co., Ltd. | Manufacturer of enamel coated wire | 670,000 | - | 2.84 | - | 9,062 | - | 40,362 |
| Total | | | | | 111,506 | 19,165 | 111,506 | 60,284 |
| | | | | | 687,667 | 824,878 | 146,728 | 438,410 |
| Add : Share of loss over cost of investment | | | | | - | - | 253,384 | 308,477 |
| Total investments accounted for under equity method | | | | | 687,667 | 824,878 | 400,112 | 746,887 |

The Company and its subsidiaries' equity in the earnings of the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and have not been reviewed by their auditors.

During the second quarter of the current year, the Company transferred parts of its investments in subsidiary and associated companies, of which the aggregate net book value was Baht 111.3 million to a special purpose vehicle, as discussed in Note 1.1.7.

During the current quarter, the Company and a subsidiary swapped all of their investments in Siam Pacific Holding Co., Ltd. and Siam Pacific Electric Wire & Cable Co., Ltd. for investments in Charoong Thai Wire & Cable Public Co., Ltd. based on prices appraised by a financial consultancy.

## 7.2 Other long-term investments

(Unit : Thousand Baht)

| | Nature of business | Percentage of shareholding 30 September 2002 | Percentage of shareholding 31 December 2001 | 30 September 2002 | 31 December 2001 |
|---|---|---|---|---|---|
| | | Percent | Percent | | |
| The Company Only | | | | | |
| Investments in other companies | | | | | |
| a) Non-listed securities | | | | | |
| Theppratban Properties Ltd. | Real estate development | 19.80 | 19.80 | 247,500 | 247,500 |
| Less : Provision for loss on impairment of investments | | | | (247,500) | (247,500) |
| | | | | - | - |
| Toyo Thai Corporation Ltd. | Construction contractor | 16.25 | 16.25 | 16,250 | 16,250 |
| M-Home SPV 3 Co., Ltd. | Real estate development | 11.54 | 11.54 | 12 | 12 |
| Less : Provision for loss on impairment of investments | | | | (12) | (12) |
| | | | | - | - |
| Bangkok Mass Transit System Public Co., Ltd. | Construction and management of Bangkok Mass Transit project | - | 10.46 | - | 1,985,323 |
| Less : Provision for loss on impairment of investments | | | | - | (1,406,850) |
| | | | | - | 578,473 |
| Siam Steel Syndicate Co., Ltd. | Steel manufacturer | 10.90 | 10.90 | 54,500 | 54,500 |
| Less : Provision for loss on impairment of investments | | | | (54,500) | (54,500) |
| | | | | - | - |

# (UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

| | Nature of business | Percentage of shareholding 30 September 2002 | Percentage of shareholding 31 December 2001 | 30 September 2002 | 31 December 2001 |
|---|---|---|---|---|---|
| | | Percent | Percent | | |
| Siam Fiber Optics Co., Ltd. | Manufacture and distribution of optic fibers | 10.00 | 10.00 | 24,000 | 24,000 |
| Medical Device Manufacturer (Thailand) Ltd. | Manufacture and distribution of medical products | 6.95 | 6.95 | 25,034 | 25,034 |
| Sosuco Granite Co., Ltd. | Rock quarrying and distribution | 5.00 | 5.00 | 5,000 | 5,000 |
| Less : Provision for loss on impairment of investments | | | | (4,688) | (4,688) |
| | | | | 312 | 312 |
| Time Regency Co., Ltd. | Real estate Development | 4.58 | 4.58 | 58,225 | 58,225 |
| Less : Provision for loss on impairment of investments | | | | (58,225) | (58,225) |
| | | | | - | - |
| Universal Education Co., Ltd. | Educational services | 2.22 | 2.22 | 4,000 | 4,000 |
| Metropolitan Water & Service Co., Ltd. | Water processing and distribution | - | 0.59 | - | 147 |
| Less : Provision for loss on impairment of investments | | | | - | (147) |
| | | | | - | - |
| The Bangkok Club Co., Ltd. | Entertainment services | 0.44 | 0.44 | 3,000 | 3,000 |
| The Exchange Square Co., Ltd. | Real estate development | Advance payment | Advance payment | 5,000 | 5,000 |
| Less : Provision for loss on impairment of investments | | | | (5,000) | (5,000) |
| | | | | - | - |
| Finance One Public Co., Ltd. | Finance business | - | - | 585,000 | 585,000 |
| Less : Provision for loss on impairment of investments | | | | (585,000) | (585,000) |
| | | | | - | - |
| b) Listed securities | | | | | |
| Charoong Thai Wire & Cable Public Co., Ltd. | Manufacture and distribution of enamel coated wire and cable | 15.47 | - | 330,920 | - |
| Add : Unrealised gain from change in value of investments | | | | 92,748 | - |
| | | | | 423,668 | - |
| Modern Home Development Public Co., Ltd. | Real estate development | 11.32 | 11.32 | 237,608 | 237,608 |
| Less : Provision for loss on impairment of investments | | | | (237,608) | (237,608) |
| | | | | - | - |
| Thai Telephone and Telecommunication Public Co., Ltd. | Construction and operation of telephone project | - | 8.98 | - | 1,808,406 |
| Less : Unrealised loss on changes in value of investments | | | | - | (1,066,212) |
| | | | | - | 742,194 |
| Total investments in other companies | | | | 496,264 | 1,393,263 |

# (UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

| | Nature of business | Percentage of shareholding 30 September 2002 | Percentage of shareholding 31 December 2001 | 30 September 2002 | 31 December 2001 |
|---|---|---|---|---|---|
| | | Percent | Percent | | |
| Investment in subordinated convertible debentures issued by Bangkok Mass Transit System Public Co., Ltd. | | | | - | 1,031,799 |
| Less : Provision for loss on impairment of investments | | | | - | (734,667) |
| | | | | - | 297,132 |
| Total other long-term investments in related companies | | | | 496,264 | 1,690,395 |
| **Consolidated** | | | | | |
| **Investments in other companies, directly held by the Company** | | | | 496,264 | 1,690,395 |
| **Investments in other companies, directly held by subsidiaries** | | | | | |
| a) Non-listed securities | | | | | |
| Time Regency Co., Ltd. | Real estate development | - | 16.11 | - | 166,411 |
| Less : Provision for loss on impairment of investments | | | | - | (166,411) |
| | | | | - | - |
| Bagan Hotel Holding (BVI) Co., Ltd. | Holding company | 17.74 | 17.74 | 21,240 | 21,240 |
| Less : Provision for loss on impairment of investments | | | | (21,240) | (21,240) |
| | | | | - | - |
| J.I. Telecommunication Co., Ltd., Philippines | Telecommunication services | 14.29 | 14.29 | 705 | 705 |
| Less : Provision for loss on impairment of investments | | | | (705) | (705) |
| | | | | - | - |
| Island Country Telecommunication Inc. | Telecommunication services | 4.28 | 4.28 | 3,053 | 3,053 |
| Less : Provision for loss on impairment of investments | | | | (3,053) | (3,053) |
| | | | | - | - |
| b) Listed securities | | | | | |
| Charoong Thai Wire & Cable Public Co., Ltd. | Manufacture and distribution of enamel coated wire and cable | 1.43 | - | 30,544 | - |
| Add : Unrealised gain from change in value of investments | | | | 7,545 | - |
| | | | | 38,089 | - |
| Ciber Bay Corporation, Philippines (Formerly known as "Centenial City Incorporation Co., Ltd., Philippines") | Real estate development | 14.63 | 14.63 | 308,692 | 308,692 |
| Add : Unrealised loss from change in value of investments | | | | (212,060) | (78,988) |
| | | | | 96,632 | 229,704 |
| Total | | | | 134,721 | 229,704 |
| Total investments in other companies | | | | 630,985 | 1,920,099 |

During the second quarter of the current year, the Company has transferred its investment in ordinary shares of Thai Telephone and Telecommunication Public Co., Ltd. and its investments in ordinary shares and debentures of Bangkok Mass Transit System Public Co., Ltd. to a special purpose vehicle, as discussed in Note 1.1.7.

## 8. LONG-TERM LOANS AND ADVANCES TO RELATED COMPANIES

The outstanding balances as at 30 September 2002 and 31 December 2001 comprise the following (the interest rate has been determined by approximately market rate) :-

(Unit : Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 September 2002 | 31 December 2001 | 30 September 2002 | 31 December 2001 |
| Subsidiaries and joint ventures | | | | |
| Italian-Thai Land Co., Ltd. | - | - | - | 531,104 |
| Ando and Italian-Thai Development Joint Venture | - | - | 230,400 | 230,400 |
| Italian-Thai International Co., Ltd. | - | - | 159,291 | 151,153 |
| Palit Palang Ngan Co., Ltd. | - | - | - | 94,181 |
| Thai Ando and Italian-Thai Development Joint Venture | - | - | 33,660 | 33,660 |
| Others | - | - | 20,015 | 44,961 |
| | - | - | 443,366 | 1,085,459 |
| Associated companies | | | | |
| Palang Thai Kaowna Co., Ltd. | - | 334,316 | - | 334,316 |
| Khunka Palang Thai Co., Ltd. | - | 38,420 | - | 38,420 |
| Pla - Daeng Co., Ltd. | 59,075 | 59,075 | 59,075 | 59,075 |
| Others | 19,607 | 19,607 | 19,607 | 19,607 |
| | 78,682 | 451,418 | 78,682 | 451,418 |
| Less : Provision for doubtful debts | (78,682) | (334,560) | (78,682) | (334,560) |
| | - | 116,858 | - | 116,858 |

(Unit : Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 September 2002 | 31 December 2001 | 30 September 2002 | 31 December 2001 |
| Related companies | | | | |
| Central Bay Reclamation and Development Corp. (Formerly known as "Amari Coastal Bay Development Ltd.") | 42,338 | 44,043 | - | - |
| | 42,338 | 44,043 | - | - |
| Less : Allowance for doubtful debts | (42,338) | (44,043) | - | - |
| | - | - | - | - |
| Total | - | 116,858 | 443,366 | 1,202,317 |

Significant movements in the long-term loans and advances to related companies balances for the nine-month ended 30 September 2002 were as follows :-

(Unit : Thousand Baht)

| | 31 December 2001 | During the period Increase | Decrease | 30 September 2002 |
|---|---|---|---|---|
| Subsidiaries and joint ventures | | | | |
| Italian-Thai Land Co., Ltd. | 531,104 | 11,440 | (542,544) | - |
| Italian -Thai International Co., Ltd. | 151,153 | 8,138 | - | 159,291 |
| Palit Palang Ngan Co., Ltd. | 94,181 | - | (94,181) | - |
| Associated companies | | | | |
| Palang Thai Kaowna Co., Ltd. | 334,316 | - | (334,316) | - |
| Khunka Palang Thai Co., Ltd. | 38,420 | - | (38,420) | - |
| Related companies | | | | |
| Central Bay Reclamation and Development Corp. | 44,043 | - | (1,705) | 42,338 |

## 9. PROPERTY, PLANT AND EQUIPMENT

As at 30 September 2002 part of the Company's buildings, with an aggregate net book value of approximately Baht 845 million (31 December 2001 : Baht 887 million), are office building units of which ownership has not yet been transferred to the Company. A subsidiary mortgaged and granted power of attorney to mortgage Baht 29 million (31 December 2001 : Baht 924 million) of land with a bank to secure credit facilities granted to the Company and its subsidiary by that bank.

During the second quarter of current year, the Company has transferred land and buildings, with an aggregate net book value of Baht 175.8 million to a special purpose vehicle, as discussed in Note 1.1.7.

## 10. LAND AND PROJECT DEVELOPMENT COSTS

As at 31 December 2001, the net book value of the land and project development costs belonging to the Company's subsidiaries was approximately Baht 214 million. During the second quarter of current year, the Company has transferred its investments in these subsidiaries to a special purpose vehicle, as discussed in Note 1.1.7.

## 11. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

Part of loans from banks was used to finance certain specific projects (project finance). The banks require the Company to transfer the proceeds from the projects into the Company's accounts with those banks.

## 12. TRADE ACCOUNTS PAYABLE - RELATED COMPANIES

The outstanding balances as at 30 September 2002 and 31 December 2001 comprise the following :-

(Unit : Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 September 2002 | 31 December 2001 | 30 September 2002 | 31 December 2001 |
| Subsidiaries and joint ventures | | | | |
| I.C.C.T. Joint Venture | - | - | 214,351 | 358,632 |
| The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A. | - | - | 85,161 | 103,214 |
| ITO Joint Venture | - | - | 70,300 | - |
| Italthai Trevi Co., Ltd. | - | - | 42,798 | 50,362 |
| Thai Maruken Co., Ltd. | - | - | 42,028 | 26,718 |
| Asian Steel Products Co., Ltd. | - | - | 8,604 | 36,682 |
| Others | - | - | 58,992 | 63,566 |
| | - | - | 522,234 | 639,174 |

(UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 September 2002 | 31 December 2001 | 30 September 2002 | 31 December 2001 |
| Associated companies | | | | |
| MCRP Construction Corporation, Philippines | 64,636 | 107,143 | 64,636 | 107,143 |
| Bangkok Steel Wire Co., Ltd. | 34,817 | 79,663 | 18,809 | 68,577 |
| ATO Asia Turnouts Ltd. | 27,543 | 72,757 | 3,805 | 282 |
| Thai Rent All Co., Ltd. | 12,692 | 13,588 | 12,601 | 13,551 |
| Others | 20,062 | 16,747 | 7,649 | 16,737 |
| | 159,750 | 289,898 | 107,500 | 206,290 |
| Related companies | | | | |
| (Related by way of common directors) | | | | |
| Siam Steel Syndicate Co., Ltd. | 229,594 | 387,094 | 217,001 | 377,788 |
| Cogifer TF | 59,794 | 14,908 | - | - |
| Italthai Industrial Co., Ltd. | 49,006 | 57,624 | 49,006 | 50,483 |
| Trevi SPA | 33,214 | 22,689 | - | - |
| Alcatel Contracting S.A. | 29,101 | 90,183 | - | - |
| Thai Takenaka International Ltd. | 28,276 | - | - | - |
| Alcatel Contracting (Thailand) Co., Ltd. | 24,198 | 24,122 | - | - |
| Obayashi Corporation Co., Ltd. | 16,805 | 7,866 | - | - |
| Trevi Contractor BV | 16,410 | 15,175 | - | - |
| Others | 86,081 | 75,297 | 23,788 | 16,176 |
| | 572,479 | 694,958 | 289,795 | 444,447 |
| Outstanding balances and portion of other participants in joint ventures | | | | |
| I.C.C.T. Joint Venture | 160,763 | 268,974 | - | - |
| The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A. | 34,064 | 41,286 | - | - |
| NWR, ITD, CNT & AS Joint Venture | 11,593 | - | - | - |
| ION Joint Venture | 204 | 3,613 | - | - |
| Others | 53,836 | 12,166 | - | - |
| | 260,460 | 326,039 | - | - |
| Total | 992,689 | 1,310,895 | 919,529 | 1,289,911 |

## 13. SHORT-TERM LOANS AND ADVANCES FROM RELATED COMPANIES

The outstanding balances as at 30 September 2002 and 31 December 2001 comprise the following :-

(Unit : Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 September 2002 | 31 December 2001 | 30 September 2002 | 31 December 2001 |
| Joint ventures | | | | |
| The Joint Venture of Evergreen Construction Corporation, Italian-Thai Development Public Company Limited and Pacific Electric Wire & Cable Company Limited | - | - | 301,840 | - |
| NWR, ITD, CNT&AS Joint Venture | - | - | 28,449 | - |
| The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag | - | - | - | 17,983 |
| | - | - | 330,289 | 17,983 |
| Associated companies | | | | |
| Others | - | 73 | - | - |
| | - | 73 | - | - |
| Related companies | | | | |
| Alcatel Cable France | 54,783 | 59,060 | - | - |
| Alcatel Thailand Co., Ltd. | 14,030 | 29,735 | - | - |
| Jasmine International Public Company Limited | - | 15,827 | - | - |
| Others | 14,402 | 10,551 | - | - |
| | 83,215 | 115,173 | - | - |
| Outstanding balances and portion of other participants in joint ventures | | | | |
| NWR, ITD, CNT & AS Joint Venture | 21,337 | - | - | - |
| The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag | - | 7,193 | - | - |
| | 21,337 | 7,193 | - | - |
| | 104,552 | 122,439 | 330,289 | 17,983 |

Significant movements in the short-term loans and advances from related companies balances during the nine-month period ended 30 September 2002 were as follows :-

(Unit : Thousand Baht)

| | 31 December | During the period | | 30 September |
|---|---|---|---|---|
| | 2001 | Increase | Decrease | 2002 |
| Joint ventures | | | | |
| The Joint Venture of Evergreen Construction Corporation, Italian-Thai Development Public Company Limited and Pacific Electric Wire & Cable Company Limited | - | 301,840 | - | 301,840 |
| NWR, ITD, CNT&AS Joint Venture | - | 28,449 | - | 28,449 |
| The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag | 17,983 | - | (17,983) | - |
| Related companies | | | | |
| Alcatel Cable France | 59,060 | - | (4,277) | 54,783 |
| Alcatel Thailand Co., Ltd. | 29,735 | - | (15,705) | 14,030 |
| Jasmine International Public Company Limited | 15,827 | - | (15,827) | - |
| Outstanding balances and portion of other participants in joint ventures | | | | |
| NWR, ITD, CNT&AS Joint Venture | - | 21,337 | - | 21,337 |
| The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag | 7,193 | - | (7,193) | - |

## 14. LONG-TERM LOANS

During the second quarter of current year, the Company has repurchased long-term loans of USD 35.7 million, JPY 4,239.8 million and Baht 426 million at a discount. In addition, debts of USD 50.1 million, JPY 679 million and Baht 331 million were voluntarily converted to equity by creditors and long-term loans amounting to USD 16.4 million, JPY 679 million and Baht 561.8 million were novated to debt to a special purpose vehicle, as discussed in Note 1.1.

All of long-term loans from banks was used to finance certain specific projects (project finance). The banks require the Company to transfer the proceeds from the projects into the Company's accounts with those banks.

## 15. LONG-TERM LOANS FROM RELATED COMPANIES

As at 30 September 2002 and 31 December 2001, the outstanding balances comprise the following :-

(Unit : Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 September 2002 | 31 December 2001 | 30 September 2002 | 31 December 2001 |
| Associated company | | | | |
| Nature Way Resources Limited | 368,093 | 371,686 | - | - |
| Others | 4,713 | - | - | - |
| | 372,806 | 371,686 | - | - |

## 16. DEBENTURES

During the second quarter of current year, the Company has repurchased Baht 331 million of debenture debt at a discount. In addition, debenture debt of Baht 1,600 million were voluntarily converted to equity by creditors, and debenture debt amounting to Baht 1,445.2 million were novated to a special purpose vehicle, as discussed in Note 1.1.

## 17. RELATED PARTY TRANSACTIONS

During the periods, the Company had significant business transactions with its subsidiaries, joint ventures, associated and related companies which are related by way of shareholding or common shareholders and/or common directors by using the following pricing policy :-

| | Pricing policy |
|---|---|
| Construction service income which involves sourcing materials | Cost plus margin |
| Construction service income which does not involve sourcing materials | Cost |
| Purchases of construction materials | Approximating market price |
| Purchases of construction services which involve sourcing materials | Cost plus margin |
| Purchases of construction services which do not involve sourcing materials | Cost |

THE COMPANY ONLY

(Unit : Million Baht)

| | For the three-month periods ended 30 September | | For the nine-month periods ended 30 September | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| Transactions with subsidiaries and joint ventures | | | | |
| Construction services and other income | 775 | 853 | 2,349 | 1,963 |
| Purchases of construction materials and services | 139 | 128 | 319 | 394 |
| Transactions with associated companies | | | | |
| Construction services and other income | 10 | 19 | 46 | 87 |
| Purchases of construction materials and services | 23 | 59 | 71 | 156 |
| Transactions with other related companies | | | | |
| Construction services and other income | 31 | 312 | 80 | 391 |
| Purchases of construction materials and services | 79 | 73 | 328 | 212 |

CONSOLIDATED

(Unit : Million Baht)

| | For the three-month periods ended 30 September | | For the nine-month periods ended 30 September | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| Transactions with associated companies | | | | |
| Construction services and other income | 13 | 22 | 54 | 100 |
| Purchases of construction materials and services | 66 | 91 | 152 | 235 |
| Transactions with other related companies | | | | |
| Construction services and other income | 306 | 775 | 1,457 | 1,533 |
| Purchases of construction materials and services | 122 | 118 | 831 | 752 |

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

## 18. GUARANTEES

As at 30 September 2002 and 31 December 2001, there were outstanding guarantees of approximately Baht 9,418 million and Baht 9,789 million, respectively, issued by financial institutions on behalf of the Company, subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, subsidiaries, and its joint ventures.

As at 30 September 2002 and 31 December 2001, there were guarantees of approximately Baht 4,269 million and 1,506 million, respectively, issued by the Company to financial institutions and its venturers to secure credit facilities granted by those financial institutions and venturers to subsidiaries, associated and related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Asian Steel Products Co., Ltd., Italthai Trevi Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

## 19. COMMITMENT

19.1 As at 30 September 2002, the Company, a branch and a joint venture had the outstanding commitment of NTD 572 million, JPY 2,138 million and Baht 3,643 million (31 December 2001 : NTD 1,073 million and Baht 2,568 million) in respect of subcontracted work.

19.2 As at 30 September 2002 and 31 December 2001, the Company and two joint ventures had the following outstanding commitments as proportion of the Company in respect of purchases of materials, software and machinery :-

(Unit : Million)

| | Consolidated | | The Company Only | |
|---|---|---|---|---|
| Currency | 30 September 2002 | 31 December 2001 | 30 September 2002 | 31 December 2001 |
| THB | 110 | 529 | - | 330 |
| EURO | - | 16 | 0.5 | 11 |
| JPY | 33 | 4,115 | - | 4,115 |
| USD | 2 | - | - | - |

## 20. CONTINGENT LIABILITIES

Since 2000, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totalling approximately Baht 117.4 million. The cases are currently pending judgment from the civil courts. Management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore no provision has been set aside in the accounts.

## 21. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and joint ventures involve principally a single industry segment, in construction services, and are carried on in the single geographic area of Thailand (the Company also carries on business in Laos, Myanmar, Taiwan, Indonesia and Philippines, but, revenues and assets from those segments do not exceed 10 percent of the consolidated financial statements). As a result, all of the revenues, operating earnings (loss) and assets as reflected in these financial statements pertain.to the aforementioned industry segment and geographic area.

## 22. FOREIGN CURRENCY ASSETS AND LIABILITIES

As at 30 September 2002, the Company and a joint venture (in the portion of the Company) had foreign currency liabilities of approximately USD 0.1 million and Euro 3.0 million, respectively which are covered by forward exchange contracts.

However, as at 30 September 2002, the group had the following assets and liabilities in foreign currencies which had not been hedged against foreign exchange risk :-

| | CONSOLIDATED (Net) | | | | | |
|---|---|---|---|---|---|---|
| | Euro million | USD million | JPY million | Lire million | Kips million | Peso million |
| Trade accounts payable - related companies | - | 2 | 11 | 43 | - | 9 |
| Hire purchases payable | - | - | 3,786 | - | - | - |
| Advances received from customers under construction contracts | - | - | 581 | - | - | - |
| Long-term loans | - | 4 | 361 | - | - | - |
| Assets in foreign currencies | 0.9 | 37 | 2,774 | 1 | 777 | 263 |

| | THE COMPANY ONLY (Net) | | | | |
|---|---|---|---|---|---|
| | Euro million | USD million | JPY million | Kips million | Peso million |
| Trade accounts payable - related companies | - | - | - | - | 9 |
| Hire purchases payable | - | - | 3,786 | - | - |
| Assets in foreign currencies | 0.7 | 36 | 1,685 | 777 | - |

The Company will earn future revenues in foreign currencies from the project of construction work of the underground structures - North from Metropolitan Rapid Transit Authority in an amount of approximately (including additional work) JPY 1,060 million. The construction period is from 1997 to 2002.

## 23. RECLASSIFICATION OF ACCOUNTS

Certain amounts in the financial statements for the year 2001 have been reclassified to conform to the current year's classification, with no effect on previously reported net earnings (loss) or shareholders' equity.

## 24. APPROVAL OF INTERIM FINANCIAL STATEMENTS

These interim financial statements have been approved by the Company's directors.